UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Preliminary Announcement of Annual Results for the Year Ended December 31, 2025 and Proposed Amendments to the Articles of Association and the Adoption of the Third Amended and Restated Memorandum and Articles of Association

99.2	Announcement — (I) Resignation of Non-Executive Director; (II) Changes in Chairman of the Board and Chairman of the Nomination Committee; and (III) Appointment of Non-Executive Director

99.3	Announcement — Proposed Adoption of 2026 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: March 25, 2026	By:	/s/ Yi Li
		Name:	Yi Li
		Title:	Chief Financial Officer